Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

Harris Employee FAQs

Content contained in “Submit a Question” section of the Harris integration micro site located on the connect.harris.com intranet on 05-05-15:

Section: General

Will Harris continue with a July-June fiscal calendar or change to a January-December fiscal calendar? When will we know? * (05-05-15)

We plan to continue operating with Harris’ current July-June fiscal calendar. If plans are put in place to change the fiscal calendar, it will be communicated to employees as appropriate.

How does the acquisition of Exelis differ from the other companies that Harris has acquired over the years? (05-05-15)

The acquisition of Exelis is the largest acquisition in Harris’ history, and certainly the most transformational in nature, creating a larger business portfolio and solid platform for long-term growth. An important aspect of the Exelis acquisition is that it strengthens Harris market and competitive positions in core markets like Air Traffic Management where we expect sustained growth opportunities both domestically and internationally.

Would this transaction be better considered a merger or an acquisition?* (05-05-15)

This transaction represents an acquisition of Exelis by Harris Corporation.

Does Exelis have a 2020 vision like Harris? How does the Exelis acquisition lineup with Harris 2020 vision? (05-05-15

Transformation 2020 is Government Communications Systems’ (“GCS”’) multi-year strategy for growing their core capabilities and leveraging their franchise programs to penetrate new commercial and international markets. The Exelis acquisition is aligned with Transformation 2020 as the complementary technology, services, customers and markets will allow Harris to expand our core franchises and provide more opportunities for leverage into commercial and international market. Exelis has existing businesses with offerings into these markets which will accelerate our plans.

How will the Exelis acquisition directly benefit other commercial businesses in Harris such as HCS and HCC? (05-05-15)

With the combination of Exelis’ and Harris’ commercial businesses, there will be technology synergies that will allow us to deliver high value products and services while providing cost-effective solutions for our commercial customers. Harris is already working to leverage technology investments across the company. An example is the recently announced CapRock One system which uses a tri-band antenna from GCS. The Exelis acquisition will substantially add to our portfolio of technologies that our commercial businesses can leverage into cost-effective solutions for our customers.

Does Harris intend to acquire all of Exelis?* (05-05-15)

Yes. Harris intends to acquire Exelis in total. Exelis will become a wholly-owned subsidiary of Harris at the close of the transaction.

What is Exelis? (02-06-15)

Exelis is a diversified, global aerospace, defense and information systems company. Headquartered in McLean, Va., the company has approximately $3.3 billion in revenue and about 10,000 employees, including more than 3,000 engineers and scientists.

Why is Harris acquiring Exelis? (02-06-15)

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Exelis is a perfect strategic fit for Harris. The companies complement each other in numerous ways and – together – the world-class workforces of Harris and Exelis can provide enhanced value for our customers and shareholders, and exciting opportunities for our employees.

Why are the companies joining now? (02-06-15)

The aerospace, defense and communications industries are changing rapidly and about to enter a period of sustained growth. The future will be one of intense competition and tremendous technological innovation. This will require a great deal of investment, technical expertise, and ingenuity to create next generation products and services. Harris, with a broad portfolio of technically advanced products and services, will be able to offer customers solutions at a level that our two companies could not achieve independently.

What will the combined company be named? (02-06-15)

Harris Corporation

What do you see as opportunities for the combined company going forward? (02-06-15)

Combining Exelis’ capabilities with Harris’ industry-leading commitment to research and development accelerates our ability to deliver new, high-value products, systems and services while driving down our customers’ costs.

What is the combined revenue of the two companies? (02-06-15)

The combined company is expected to generate more than $8 billion in annual revenues.

Was Exelis formally for sale? Who proposed this acquisition – Harris or Exelis? (02-06-15)

No, Exelis did not run a formal sale process. Harris approached Exelis to begin formal discussions about an acquisition offer.

Did Harris consider acquiring other companies? (02-06-15)

We reviewed other possibilities, but determined that Exelis represented the best strategic fit for our company and our stakeholders.

Exelis has been a stand-alone business for several years. Why did it decide to sell now? (02-06-15)

The combination of the two companies’ highly complementary core franchises creates a competitively stronger company with significantly greater scale than either company could achieve as a stand-alone business.

Section: Company Structure

Did the Exelis acquisition trigger the elimination of the Integrated Network Solutions (INS) headquarters and does Harris plan to divest HITS, HCS and HCC in future? (05-05-15)

The elimination of INS headquarters was a decision made separately from the acquisition of Exelis and aligned with Harris’ strategy to streamline and position the company for growth. As part of the integration process, the portfolio of businesses from both companies will be reviewed to determine appropriate organization models and business segmentation.

Who will be replacing the leaders that will work in the IMO? (04-17-15)

Each IMO leader joined the team from a different set of circumstances. For those where their prior roles remain, they have or will transition/delegate day-to-day responsibilities to various members of their teams as appropriate. In some cases, promotion opportunities have been given to others in the organization to

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fully assume these responsibilities. Any changes that may affect employees’ day-to-day activities will be communicated as relevant.

Is Exelis going to be a new division of Harris or will it be part of the Harris RF division? (03-13-15)

Plans for the future combined Harris/Exelis organization design are not yet complete. The merging of each portfolio of businesses must be thoughtful, aligned with our customer needs, and our go-to-market strategies. Therefore, multiple scenarios related to organization design are being reviewed. When a design has been finalized, likely at or near the time of the closing process, it will be communicated to employees.

Will employees’ functions change as a result of the acquisition? (03-13-15)

While individual roles change from time to time as work content changes, there are no specific plans at present for significant role changes for the vast majority of employees as a result of the acquisition.

Who will lead the combined company? (02-06-15)

Bill Brown will serve as Chairman, President and Chief Executive Officer of the combined company.

How will the combined company be structured? (02-06-15)

We are reviewing the organization to determine the optimum structure and expect to complete the process prior to closing in June.

Who will lead the business units? (02-06-15)

The management structure will be evaluated as part of the organizational review and we expect to complete the process prior to closing in June.

Will we be combining functions and if so, which ones and when? (02-06-15)

When two successful, growing companies join together there will be some duplication of employee functions, especially in corporate shared services. We are reviewing functional efficiencies and expect some consolidations upon close of the transaction.

Who will be making these decisions? (02-06-15)

We have a dedicated integration team in place that reports directly to Bill Brown, Chairman, President and Chief Executive Officer.

What changes do you anticipate prior to the close and what is the timeline? (02-06-15)

Until close of the transaction, both Harris and Exelis will continue to operate as independent companies.

What changes do you anticipate after the close and what is the timeline? (02-06-15)

We are in the process of determining the best course of action. Harris is putting in place a detailed integration plan. We are confident that we can achieve cost synergies and establish a stronger company that offers even broader opportunities for employees and delivers superior solutions to our customers. We expect to begin implementing some changes upon closing, while we expect others will occur over the next 12-18 months.

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Section: Locations/Facilities

Is Harris headquarters moving to Virginia? (04-17-15)

While no decision has been made to move Harris headquarters, the Integration Management Office, in conjunction with senior leadership are evaluating potential headquarter locations that would be optimal for our internal and external stakeholders.

Will there be a consolidation of facilities and/or personnel? (03-13-15)

Given various overlaps across the Harris and Exelis real estate portfolios, the consolidation of locations is something that will be evaluated as part of the integration process. If decisions are made to do so, we will ensure communications occur throughout the planning and transition process as appropriate.

With Exelis having many classified facilities; how will Harris leverage that space? (03-13-15)

Exelis brings to Harris additional classified work space. Harris will continue to maintain those facilities as needed, based on space utilization, programs in process, and customer requirements.

Where will the company be headquartered? (02-06-15)

Headquarters for the combined company will be determined as part of the organizational review.

Where does Exelis have large employee populations? (02-06-15)

Exelis has about 10,000 employees in locations around the world. Its primary facilities are in Virginia, New York, New Jersey, California, Colorado and Indiana.

Harris and Exelis have offices in several of the same cities. Will there be facility consolidations and if so, which locations and buildings? (02-06-15)

We will review the worldwide locations of both companies and, where it makes sense, we anticipate the combined company will consolidate facilities as appropriate. We expect to begin implementing some changes upon the closing, while we expect others will occur over the next 12-18 months.

Section: Employment

Will contract employees have an opportunity to become employees at Exelis? (05-05-15)

Pre-close, contract employees will need to apply to any available Exelis or Harris job opportunity through the external applicant process for each respective company. As part of post-close activities, job openings will be consolidated into one platform for external applicants, including contract employees, to apply. This will likely be completed by January 1, 2016.

Will more jobs be available as a result of this acquisition? Will Harris support people moving into new roles and sponsor security clearances if needed? (04-17-15)

The availability of new jobs will be based on business needs for the combined Harris/Exelis organization. While the total number of roles across the organization will likely not increase, we do anticipate a much broader set of opportunities for career growth being available for both Exelis and Harris employees. Harris is very supportive of sharing talent across businesses and providing employees with new developmental experiences. We are working now to ensure processes are in place at the time of close to allow all employees to apply for roles across the combined business. Specific requirements/needs for additional clearances will be evaluated on an as-needed basis.

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Will jobs be eliminated because of the acquisition? (04-17-15)

As we bring the two organizations together, we will be evaluating the requirements for the new structure. We do anticipate that in a limited number of areas we will have roles and/or functionality that will not be required in our future state, predominantly where both Exelis and Harris have teams today. We will make those determinations as quickly as possible and will communicate with impacted employees concerning options.

Will job openings in all locations be added to PeopleFluent with the acquisition? (04-17-15)

A: While it will take a few months to fully integrate our systems, we are working to ensure that a process is in place post-close to allow all employees to apply for open roles across the combined organization. We are currently targeting that we will be on one combined job posting system and no longer requiring work-arounds at the beginning of 2016.

Will current Harris employees be able to transfer to an Exelis site if it is closer to their home? (03-13-15)

An employee’s place of work is determined, for the most part, by the type of work being completed, the team or individual nature of the work, and the requirements of customers. Should you wish to work from an alternate location following close, please speak with your supervisor and HR representative.

Exelis personnel were told that they would be able to keep their years of service. As a former Exelis employee I would like to know whether we would be able to add years of service from Exelis to those I have with Harris? (03-13-15)

Harris will consider Exelis years of service, as validated by Exelis personnel records, to count toward Harris years of service for eligibility and vesting purposes in Harris’ employee benefit plans. No decisions have been made yet related to current Harris employees receiving service credit for time spent with ITT or Exelis prior to joining Harris. This will be evaluated as we progress in the integration process.

Are Harris layoffs coming in April/June to make room for Exelis employees? (03-13-15)

While no reductions in force are presently planned, we do anticipate opportunities for Harris and Exelis to become more efficient as a single organization. As such, there will likely be select reductions in the future. Please keep in mind that the Exelis portfolio of businesses is highly complementary to that of Harris. Unlike some other large acquisitions, the opportunity to better compete and deliver value to shareholders does not rest solely on workforce reductions related to significant portfolio overlap. As with any reduction in force, Harris will communicate clearly and expediently with its employees if any plans develop in the future.

Do you anticipate a reduction in force as a result of this acquisition and if so, when? (02-06-15)

We will review the worldwide employee population of both companies and, where it makes sense, we anticipate the combined company will consolidate as appropriate. We expect to begin implementing some changes upon the closing, while we expect others will occur over the next 12-18 months.

How will reporting structures be modified and when will this occur? (02-06-15)

We are reviewing the organization to determine the optimum structure and expect to complete the process prior to closing in June.

I’m considering a new position within Harris. How will this acquisition impact current job openings? (02-06-15)

Until the acquisition closes Harris will operate as an independent company and most current job openings will not be impacted. As usual, active candidates will be notified by a recruiter if a job posting is modified during the application process.

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Section: Pay/Benefits

Will Harris consider implementing a vacation purchase plan, which allows employees to “buy” or “sell” vacation days through a payroll deduction?* (05-05-15)

There are no plans to implement a vacation purchase plan at this time.

How will Paid Time Off policies be impacted by the acquisition?* (05-05-15)

Currently, Harris and Exelis have a number of different vacation and paid time off (PTO) policies across different business units. Employee retention is a key ingredient to the success of the combined business, and as such, the various vacation and PTO policies at Harris and Exelis will be evaluated carefully as part of the integration process.

Does this affect our benefits and compensation? (04-17-15)

As part of the integration process, best practices and synergies will be evaluated. Harris will communicate with its employees if any changes are planned for the future.

So is this acquisition the next excuse where Harris will cite “hard times” and “a tough economy” as the reason for poor raises once again? (03-13-15)

While there was a delay in the merit increases for FY15 based on multiple business and market challenges, an increased merit pool over prior years of 3% was approved and issued for Harris employees and distributed based on individual performance. The issuance of such a pool was aligned with market prevalence. Harris has every intent to continue to align compensation plans with market prevalence, and maintain our focus on pay for performance.

Will the 9/80 schedule at Harris be impacted by the acquisition of Exelis? (03-13-15)

At this time there are no plans to alter the current 9/80 schedule. However, as business and customer requirements evolve, we will continue to assess the fit of this alternative work schedule at Harris.

Will my compensation change and if so, when? (02-06-15)

Harris employees will continue with their existing compensation and incentive plans.

Will my benefits change and if so, when? (02-06-15)

Harris employees will continue with their existing health and welfare benefits plans.

Section: Integration

What is the anticipated closing date for this acquisition? What is the estimated timeframe for completion of the acquisition?* (05-05-15

The close will likely take place in June 2015, pending regulatory approval. We anticipate full integration to be complete within two years of close.

We were told not to talk to employees of the other company, please explain. (03-13-15)

There are multiple requirements that govern the actions of employees from companies that are in the process of going through regulatory approval for a pending acquisition. At this time, it is best to avoid cross-company conversations with Harris or Exelis staff outside the normal course of business. It is important that we remain compliant with all regulations which prohibit Harris and Exelis as acting as a single entity prior to regulatory approval. Should you wish to interact with a cross-company employee outside the normal course of business, you are encouraged to speak with a representative from the HR or

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Legal departments to discuss the purpose as related. They will then get in touch with the appropriate parties at the CHQ level so that all interactions can be managed in a compliant manner.

In the context of the Exelis acquisition, what synergies / strategies exist for the Harris Public Safety and Professional Communications (PSPC) division? (03-13-15)

Given the infancy of the integration planning process, detailed plans do not yet exist for all components of Harris’ existing portfolio. As the integration planning progresses, and more likely after the completion of the acquisition itself, synergy and strategy plans will be communicated accordingly.

How do the cultures of the two companies compare? (02-06-15)

Harris and Exelis have very similar cultures, which was critical in our analysis and decision to move forward with the agreement. We share similar high ethical values, and commitments to shareholder value, operational excellence, innovation and customer satisfaction.

How will the integration process of the two companies be managed? (02-06-15)

Harris has a well defined process for managing integration, based on industry best practices. Integration planning will begin immediately, while integration implementation will not begin until the acquisition is closed.

When and how will we receive progress updates? (02-06-15)

The employee microsite on connect.harris.com will be updated as new information is available. We will also send email communications when we have significant progress updates to share with employees.

Section: Pre-close

How will this acquisition affect our day-to-day lives and what is the estimated timeline of changes? (04-17-15)

Both Harris and Exelis will continue to operate as separate companies and competitors until the transaction is closed. Interaction with Exelis that is part of the normal course of business, unrelated to the acquisition or integration planning, remains appropriate. However, any interaction with Exelis for the purpose of integration planning or otherwise related to the acquisition should be limited to the Integration Management Office and integration project teams. At this time, day-to-day activities will remain the same until time of close. Organizational changes that may affect day-to-day activity will be communicated to employees throughout the transition process as appropriate.

Can I interact with my Exelis counterpart and if so, when? (02-06-2015)

Harris has a well defined process for managing the integration, with specific instructions on who can contact Exelis employees and at what point they may do so. Please work with your supervisor, who can provide you more direction.

Section: Customers/Capabilities

In the Latin America region, the traditional Harris tactical portfolio is focused on military markets exclusively, as PSPC sector, will we be permitted to offer Exelis tactical portfolio to non military customers (police, municipalities, etc)? (05-05-15)

As part of the integration process, the different components of the combined Harris and Exelis portfolios, including tactical communications, are still being reviewed. Any changes to current strategy, if applicable, will be communicated to employees as appropriate.

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Why is this good for customers? (02-06-2015)

Our customers will benefit by partnering with a stronger company that has greater capabilities and resources, invests heavily in technology innovation, and is committed to delivering solutions that will help drive down their program costs over time.

What does this mean for Exelis’ and Harris’ business partners? (02-06-2015)

Together, Harris and Exelis will meet a wider set of customer needs by integrating products and technologies. It will allow us and our partners to deliver new, high-value products, systems and services while driving down our customers’ costs.

How are Harris’ and Exelis’ capabilities similar and how are they different? (02-06-2015)

Harris and Exelis have strong franchises in space, weather, air traffic management, defense communications and national intelligence. With Exelis, we gain expertise and complement each other in electronic warfare and value added services in our core franchises.

How does the acquisition better position Harris in the marketplace? (02-06-2015)

Combining the companies’ highly complementary core franchises creates a competitively stronger company with much greater scale, government market presence and international channels. This accelerates Harris’ strategy to deliver innovative solutions across a broad range of markets and customers, and provides a platform for long-term growth.

Section: Products/Solutions

With the acquisition of Exelis, who offer Bear Claw Down-hole tools, will Harris focus more R&D on oil tool specific product lines? (04-17-15)

Harris invests heavily in research and development in various markets and technologies. Harris CapRock services support the energy market and there may be avenues to increase revenues for the Exelis Bear Claw line in the future through existing Harris channels. As R&D opportunities are identified in the new organization, we will follow the Harris Check Point process to prioritize initiatives and assure alignment with our broader strategies.

I would like to know how one could get on a team to evaluate product synergies between Harris and Exelis radios? (03-13-2015)

We would encourage you to speak with your supervisor and HR representative to express your interest. We will be working with leadership across the organization to develop appropriate teams to address the various issues that will be involved in the broad integration process. We will work with each business to identify those with interests, skills, and availability to assist where appropriate. Since Harris has not yet received regulatory approval to finalize the acquisition of Exelis, this type of project may, in whole or in part, be impermissible pre-close.

What opportunity is Harris addressing with the acquisition of Exelis? (02-06-2015)

This combination significantly enhances Harris’ position as a leading provider of mission-critical solutions across the space, weather, air traffic management, and tactical communications domains, while expanding our channels and product offerings to a global customer base. It also generates significant cost synergies that accelerate our ability to deliver new, high-value products, systems and services while driving down our customers’ costs.

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What happens to the Exelis brand? (02-06-2015)

The combined company will be named Harris Corporation. That being said, Exelis has a number of strong and well-respected legacy brands. Some of these brands will continue to be used for our product and service offerings.

Note: Questions marked with an asterisk (*) are Harris employee posed questions that can be applicable to ALL employees.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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